September 1, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life Insurance Company
(File Nos. 333-_________ and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 291 under the Investment Company Act of 1940, as amended.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the Prospectus.  If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:       Michael L. Kosoff
    Joan E. Boros